Exhibit 19
ISABELLA BANK CORPORATION
DIRECTORS AND EXECUTIVE OFFICERS OPERATING POLICY ON TRADING IN
ISBA COMMON STOCK

PURPOSE
As a director or executive officer of Isabella Bank Corporation (the “Corporation” or “ISBA”) your purchases and sales of ISBA common stock are subject to restrictions imposed by federal and state securities laws. These same restrictions may also apply to your spouse and minor children (as well as relatives and in-laws who reside with you) and to entities in which you have an interest (such as trusts, estates, corporations, limited liability companies or partnerships). This Insider Trading Policy (the “Policy”) provides the guidelines and standards with respect to transactions in securities and disclosure of material nonpublic information of the Corporation and the companies with which the Corporation engages in transactions or does business.
The U.S. Securities and Exchange Commission (“SEC”), the U.S. Attorneys, and similar state authorities, vigorously pursue and severely punish violations of insider trading laws. In addition, the onus is on companies and other “controlling persons” for detecting violations by company personnel.
Accordingly, the Corporation’s board of directors (“Board”) has adopted this Policy both to satisfy its obligation to prevent insider trading and to protect the Corporation and the persons covered by this Policy from the severe consequences associated with violations of the insider trading laws and regulations. The purpose of this Policy is to promote compliance with all applicable federal and state securities laws by setting forth certain rules and procedures that you must follow each time you purchase or sell ISBA shares.
POLICY APPLICATION
This Policy shall apply to all (i) directors of ISBA; (ii) executive officers of ISBA; and (iii) specifically designated individuals of the Corporation and Isabella Bank as determined from time to time by the Board (collectively, “Insiders”).
This Policy applies to you, as an Insider and your “immediate family members,” who include a spouse, a child, a child away at college, a stepchild, a grandchild, parents, stepparents, grandparents, siblings, in-laws, other relatives living in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to in this Policy as “Family Members”).This Policy also applies to any entities that you or your Family Members influence or control, including any corporations, partnerships or trusts (collectively referred to in this Policy as “Controlled Entities”). You are responsible for the transactions of your Family Members and Controlled Entities and should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.
TRADING BASED ON “INSIDE INFORMATION” IS PROHIBITED
The SEC and the courts have taken strong positions to prevent insiders from making trading profits on the basis of inside information not available to the general investing public. Even the appearance of an improper transaction must be avoided to preserve the Corporation’s reputation for adhering to the highest standards of conduct. It is important, therefore, that before an Insider trades in ISBA shares, a determination be made that there exists no undisclosed material information which is likely to affect the market price of ISBA’s shares. Not all Insiders are simultaneously aware of all important developments in ISBA’s business or financial condition. Troublesome situations may arise when Insiders trade in securities of their companies immediately prior to the announcement of important developments even when the Insider’s purchase or sale was perfectly innocent because the Insider was not aware of the significant development.
Inside information (undisclosed material developments) should be disclosed only to persons who need to know such information in furtherance of an ISBA objective. The disclosure of inside information to any person outside ISBA, who utilizes such information in purchasing or selling ISBA shares, may result in a violation of the federal securities laws by the person who disclosed the information.
Definition of Material Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Corporation’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances with the benefit of hindsight. If you are uncertain whether information is material, you should assume that it is until you obtain guidance from executive officer of the Corporation. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:
•annual or quarterly financial results, financial projections, earnings estimates or changes in previously announced earnings estimates;
•significant expansion or curtailment of operations, a significant increase or decrease in business, or liquidity problems or bankruptcy proceedings;
•purchases or sales of substantial assets, a significant merger, acquisition proposal, or other transaction;
•significant related party transactions;
•unusual borrowings or securities offerings;
•significant changes in management or the board of directors;
•plans for material changes to the Corporation’s capital plan;
•dividend announcements, stock splits, new equity or debt offerings, or purchases or redemptions of ISBA shares;
•significant litigation exposure due to actual or threatened litigation or positive or negative developments in outstanding significant litigation;
•regulatory violations or regulatory or governmental inquiry or investigation of the Corporation, its management or employees that could be material to the Corporation;
•material cybersecurity incidents impacting the Corporation’s operations or data, including customer information, and the remediation of such incidents;
•information about significant misstatements or omissions in the Corporation’s disclosure documents or potential restatements of the Corporation’s financial statements;
•any other factors that would cause the Corporation’s financial results to be substantially different from analyst estimates;
•the same types of information about a customer or supplier of the Corporation; or
•any substantial change in industry circumstances or competitive conditions which could significantly affect the Corporation’s or its customer’s earnings or prospects for expansion.
When Information is Considered Public. Trading by Insiders should not take place immediately after public disclosure of materially important information because it takes time for such information to be disseminated and absorbed by the investing public. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine, or news website, has been made readily accessible to investors on the Corporation’s website, or has been included in public disclosure documents filed with the SEC that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Corporation’s employees, or if it is only available to a select group of analysts, brokers or institutional investors. Once information is widely disseminated, it is still necessary to allow the investing public sufficient time to absorb the information before the information is considered public. Thus, the timing of purchases or sales must be carefully considered. It is the policy of ISBA that all Insiders must allow at least two full trading days following public disclosure of materially important information before trading in ISBA shares. This two trading day period permits a reasonable amount of time to elapse for the market to absorb the information contained in the announcement. If, for example, the Corporation were to make an announcement before the market opens on a Monday, you should not trade in ISBA shares before the market opens on Wednesday. However, if the Corporation were to make an announcement while the market is open or after the market closes on Monday, you should not trade in ISBA shares before the market opens on Thursday. Depending on the particular circumstances, the Corporation may determine that a longer or shorter period should apply to the release of specific material nonpublic information.
Pre-Clearance ProceduresPre-Clearance Procedures. Due to the fact that not every Insider may have the same information about a pending material event impacting ISBA, it is ISBA’s policy that each Insider contact an executive officer of the Corporation (i.e., the Chief Executive Officer, the Chief Financial Officer, or the Bank President), to obtain pre-clearance prior to transacting in any ISBA shares, or any interest therein, for either themselves or any Family Member. A request for pre-clearance should be submitted to an executive officer of the Corporation at least two business days in advance of the proposed transaction. The executive officers are under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks pre-clearance to engage in the transaction and is denied, then he or she should refrain from initiating any transaction in ISBA shares and should not inform any other person of the restriction. Pre-

cleared trades must be executed within five business days of receipt of pre-clearance, unless an executive officer of the Corporation grants an exception.
When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Corporation and should describe fully those circumstances to an executive officer of the Corporation. The requestor should also indicate whether he or she has effected any transactions in ISBA shares within the past six months and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file a Form 144, if necessary, at the time of any sale.
Pre-clearance of a trade does not constitute legal advice and does not relieve the requestor of his or her legal obligation to refrain from trading while in possession of material nonpublic information.
The requirement for pre-clearance does not apply to those transactions to which this Policy does not apply, as described below under the heading “Transactions Not Subject to this Policy,” or to transactions conducted under pre-approved Rule 10b5-1 plans, as described under the heading “Rule 10b5-1 Plans.”
Blackout Periods
Quarterly Blackout Periods. The Corporation’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for ISBA shares. Therefore, to avoid even the appearance of trading while aware of material nonpublic information, Insiders and any other persons designated by the executive officers of the Corporation, as well as their respective Family Members and Controlled Entities, generally will not be pre-cleared to conduct any transactions involving ISBA shares during a “blackout period” beginning on the 15th calendar day of the last month of each fiscal quarter and ending on the third business day after the date of the public release of the Corporation’s financial results for that quarter. In other words, these persons may only conduct transactions in ISBA shares during the “window period” beginning on the third business day after the public release of the Corporation’s quarterly financial results and ending on the 14th calendar day of the last month of the next fiscal quarter.
In addition, the Corporation’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the executive officers of the Corporation, designated persons should refrain from trading in ISBA shares even sooner than the typical quarterly blackout period described above, in which case the executive officers of the Corporation may impose an event-specific blackout period.
Event-Specific Blackout Periods. From time to time, an event may occur that is material to the Corporation and is known by only a few directors, officers or employees. So long as the event remains material and nonpublic, the executive officers of the Corporation may designate persons subject to an event-specific blackout period who may not trade in ISBA shares during such event-specific blackout period. The existence of an event-specific blackout period will not be announced, other than to those who are aware of the event giving rise to the blackout. Any person made aware of the existence of an event-specific blackout period should not disclose the existence of the blackout to any other person. The failure of an executive officer to designate you as a person subject to an event-specific blackout will not relieve you of the obligation not to trade while aware of material nonpublic information.
Pension Fund Blackout Periods. No director or officer of the Corporation may trade in ISBA shares during any “pension fund blackout period” if that person acquired such securities in connection with his or her role as a director or officer of the Corporation. A “pension fund blackout period” means any period of more than three consecutive business days during which the ability of not fewer than 50% of the participants or beneficiaries under all individual account plans (as defined under the Employee Retirement Income Security Act of 1974, but excluding a one-participant retirement plan) maintained by the Corporation to purchase, sell or otherwise acquire or transfer an interest in any equity security of the Corporation held in such an individual account plan is temporarily suspended by the Corporation or a fiduciary of the plan, but does not include any period which the SEC exempts from the definition of “blackout period” under Section 306(a) of the Sarbanes-Oxley Act of 2002.
Exceptions. A person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell ISBA shares in order to generate cash may, in appropriate circumstances, be permitted to do so even during a blackout period. Hardship exceptions may be granted only by an executive officer of the Corporation in their sole discretion, after consultation with the Corporation’s outside legal counsel, and must be requested at least two business days in advance of the proposed trade. A hardship exception may be granted only if an executive officer of the Corporation concludes that the person does not in fact possess material nonpublic information at that time. Under no circumstance will a hardship exception be granted during an event-specific blackout period.

The quarterly trading restrictions and event-specific trading restrictions do not apply to those transactions to which this Policy does not apply, as described below under the heading “Transactions Not Subject to this Policy,” or to transactions conducted under pre-approved Rule 10b5-1 plans, as described under the heading “Rule 10b5-1 Plans.”
RESTRICTIONS ON BUYING AND SELLING AT A PROFIT IN A SIX-MONTH PERIOD -- “SHORT SWING” PROFITS
A “short swing” profit under Section 16(b) of the Securities Exchange Act of 1934 (the “1934 Act”) is any profit realized by an Insider from the purchase and sale, or sale and purchase, of ISBA shares within any period of less than six months. ISBA may sue to recover this profit, or, if ISBA does not initiate a suit, a shareholder (usually prompted by an attorney who tracks Insider stock reporting) may sue to recover the profit for ISBA.
Before selling ISBA shares, an Insider must look back six months to determine that neither they, nor members of their household and entities in which they have a specified interest, have made any purchases of ISBA shares at a lower price during the preceding six-month period. For six months after a sale, they must make sure no such purchase occurs. If they are about to make a purchase, they must look back six months to determine that neither they, nor members of their household and entities in which they have a specified interest, have made a sale of ISBA shares at a higher price during the six month period, and for six months after the purchase they must make sure that no such sale occurs.
Section 16(b) is an absolute prohibition against purchase and sale or sale and purchase at a profit within less than six months. Innocence or good faith is not a defense to liability. It is reasonably accurate to say that no one intentionally violates Section 16(b). Violations usually result through inadvertence or failure to understand that a particular transaction is a purchase or a sale.
FORM 3, FORM 4, AND FORM 5 REPORTS
All Forms 3, 4, and 5 are required to be filed with the SEC electronically (rather than in paper form). The Corporation can assist Insiders with such electronic filings and/or make such electronic filings on the Insider’s behalf. Failure to timely file a Form 3, 4, or 5 within the time periods discussed below will require ISBA to disclosure the delinquency and the Insider’s name in ISBA’s annual proxy statement. It is imperative that Forms 3, 4 and 5 be timely filed.
Under Section 16(a) of the 1934 Act, an Insider must report their beneficial ownership of ISBA shares on Form 3 within 10 days after they first become an Insider of the Corporation.
After filing a Form 3, an Insider must, in general, report on Form 4 any subsequent acquisition or disposition of ISBA shares (whether by purchase, sale, stock split, stock dividend, gift, or otherwise) within two business days after the end of the business day in which the acquisition or disposition occurs.
Certain acquisitions and dispositions of ISBA shares, including those under qualifying stock plans, are eligible for alternative filing under Form 5, which is an annual “catch up” filing due by February 14 for prior calendar year activity.
The SEC has special rules which apply to Insiders who participate in certain ISBA sponsored stock plans, as summarized below.
The Reinvestment Plan:
1.Reporting. An Insider is not required to file a Form 4 each time shares are acquired under the Reinvestment Plan through the reinvestment of ISBA dividends. But, whenever a Form 4 or Form 5 is filed because of any other transaction involving ISBA’s shares, any otherwise unreported shares acquired through the Reinvestment Plan must be reported in the Insider’s end-of-period holdings.
2.“Short Swing” Profits. The purchase of shares under the Reinvestment Plan through the reinvestment of ISBA dividends is not a purchase for purposes of the “short swing” profits provisions of the 1934 Act.
3.Special Note. The Reinvestment Plan allows participants to make voluntary cash deposits of compensation and director fees under the plan and to have these funds applied to the purchase of ISBA shares. These purchases of shares must be reported on Form 4 and are a “purchase” for purposes of the “short swing” profits provisions of the 1934 Act.
For purposes of this Policy, reinvested dividends are considered exempt purchases; shares acquired through voluntary cash deposits are considered purchases and are subject to the “Short Swing” rules. Shares acquired through the directors deferred compensation plan are considered exempt purchases but must be reported on a Form 4 when the shares are allocated to the director’s plan account.

Transactions Not Subject to this Policy
The following transactions are not subject to this Policy to the extent expressly set forth below:
Stock Option Exercises. This Policy does not apply to the exercise of stock options issued by the Corporation if the exercise price is paid in cash or by means of a “net exercise,” whereby an option holder has elected to have the Corporation withhold shares subject to an option to cover the exercise price of the options. In addition, this Policy does not apply to the exercise of a tax withholding right under which an optionholder has elected to have the Corporation withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to the sale of ISBA shares acquired upon the exercise of a stock option, as well as to any sale of stock as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or any tax withholding obligation.
Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right under which you elect to have the Corporation withhold shares of stock to satisfy net withholding requirements upon the vesting of any restricted stock. This Policy does apply, however, to any sale of restricted stock in any public or private transaction.
401(k) Plan. To the extent that the Corporation’s 401(k) plan may from time to time permit the acquisition of ISBA shares, this Policy does not apply to purchases of ISBA shares in the Corporation’s 401(k) plan resulting from your periodic contribution of money to the plan under any payroll deduction election. This Policy does apply, however, to certain elections you may make under the Corporation’s 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to ISBA stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of ISBA stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your ISBA stock fund balance; (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to your ISBA stock fund; and (e) an election to purchase ISBA shares in the open market pursuant to any open-brokerage account within the Corporation’s 401(k) plan.
Employee Stock Purchase Plan. This Policy does not apply to purchases of ISBA shares in the Corporation’s Employee Stock Purchase Plan (the “ESPP”) resulting from your periodic contribution of money to the ESPP pursuant to the election you made at the time of your enrollment in the ESPP. This Policy also does not apply to purchases of ISBA shares resulting from lump sum contributions to the ESPP, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. However, in the event the Corporation purchases ISBA shares in the open market in order to fund participant purchases of ISBA shares in the ESPP, then this Policy would apply to your election to participate, or any changes to your election to participate, in the ESPP for any enrollment period during which the Corporation makes such purchases of ISBA shares in the open market in order to fund participant purchases of ISBA shares in the ESPP. This Policy will also apply to your sales of ISBA shares purchased pursuant to the ESPP.
ISBA Offerings or Repurchases. The purchase of ISBA shares from the Corporation, and the sale of ISBA shares to the Corporation, are not subject to this Policy.
Mutual Fund Transactions. Transactions in mutual funds that are invested in ISBA shares are not subject to this Policy.
RULE 10b5-1 PLANS
Rule 10b5-1 issued under the Exchange Act provides a defense from insider trading liability under Rule 10b-5 issued under the Exchange Act. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in ISBA shares that meets certain conditions specified in Rule 10b5-1 (“Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, transactions in ISBA shares subject to that plan may be purchased or sold without regard to certain insider trading restrictions even when the person who has entered into the plan is aware of material nonpublic information. To comply with this Policy, a Rule 10b5-1 Plan must meet the requirements of Rule 10b5-1 and be pre-approved by an executive officer of the Corporation, and such pre-approval requirement applies to any amendment of a pre-approved Rule 10b5-1 Plan.
In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not in possession of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of ISBA shares to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The plan must include a cooling-off period before trading can commence that, for directors or officers, ends on the later of (i) 90 calendar days after the adoption of the Rule 10b5-1 plan or (ii) two business days following the disclosure of the Corporation’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 calendar days after adoption of the plan), and for persons other than directors or officers,

30 calendar days following the adoption or modification of a Rule 10b5-1 plan. A person may not enter into overlapping Rule 10b5-1 plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 plan during any 12-month period (subject to certain exceptions). Directors and officers must include a representation in their Rule 10b5-1 plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b5-1 plan must act in good faith with respect to that plan.
Any Rule 10b5-1 Plan must be submitted to an executive officer of the Corporation for approval not less than five business days prior to the entry into the Rule 10b5-1 Plan and not less than five business days prior to effectuating any amendment to a previously approved Rule 10b5-1 Plan. Transactions effected under a pre-cleared Rule 10b5-1 Plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.
TRADING IN OTHER SECURITIES
No Insider shall place a purchase or sale order or recommend that another person place a purchase or sale order, in the securities of another company (or related derivative securities, such as put or call options) if the Insider learns in the course of their position or employment, confidential information about the other company that is likely to affect the value of those securities. For example, it would be a violation of this Policy if a director learned through ISBA sources that ISBA intended to purchase assets from another company and then bought or sold stock in that other company because of the likely increase or decrease in the value of its securities.
CONCLUSION
The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in ISBA shares, is prohibited by federal and applicable state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and applicable state enforcement authorities, among others. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel. In addition, an individual’s failure to comply with this Policy may subject the individual to ISBA-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career. Accordingly, the Corporation strongly urges all persons covered by this Policy to strictly comply with its terms.